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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

July 13, 2012

VIA EDGAR AND EMAIL

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	JWC Acquisition Corp.

  Form 10-K for the Year Ended December 31, 2011

  Filed March 15, 2012 (the “10-K”)

  Form 10-Q for the Period Ended March 31, 2012

  Filed May 9, 2012 (the “10-Q”)

  File No. 0-54202

Ladies and Gentlemen:

On behalf of our client, JWC Acquisition Corp. (the “Company”), set forth below is further detail and analysis to supplement the Company’s prior responses provided in our letter, dated July 5, 2012, relating to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (“SEC”) contained in the Staff’s letter, dated June 26, 2012, concerning the 10-K and 10-Q. The supplemental responses included below are being provided pursuant to the Staff’s request during our discussion with the Staff on July 12, 2012. As previously discussed with the Staff, the Company intends to file Amendment No. 1 to the 10-K on Form 10-K/A and Amendment No. 1 to the 10-Q on Form 10-Q/A after all of the Staff’s comments to the 10-K and 10-Q, respectively, have been resolved to the Staff’s satisfaction.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922     Telephone: +1 212 547 5400     Facsimile: +1 212 547 5444     www.mwe.com

DM_US 36638925-2.046068.0030

Securities and Exchange Commission
July 13, 2012

Supplemental Response to Prior Comment 3

In future filings, the Company’s presentation of earnings per share in its statement of operations will appear as follows:

For the Year Ended
December 31, 2011
Two Class Method
Weighted average number of common shares
outstanding subject to possible redemption	11,592,577
Net loss per common share outstanding
for shares subject to possible redemption
– basic and diluted	$0.00

Weighted average number of common shares
outstanding, excluding common shares subject
to possible redemption	2,948,161
Net loss per common share outstanding, excluding
common shares subject to possible redemption
– basic and diluted	$(0.16)

Please also see the supplemental response below to prior comment 7.

Supplemental Response to Prior Comment 4

After further analysis, the Company has determined to clarify its presentation of stockholders’ equity in its balance sheet in future filings by adding a parenthetical expressly stating that the total number of shares issued and outstanding at each reporting date includes shares subject to possible redemption, instead of excluding such shares subject to possible redemption. The Company chose this approach because it believes that if it were to exclude the shares subject to possible redemption, this may be confusing to investors in the context of presentations of comparative prior periods in which these shares were included. Accordingly, in future filings, the Company’s presentation of the common stock portion of stockholders’ equity in its balance sheet will appear as follows:

Securities and Exchange Commission
July 13, 2012

“Stockholders’ equity:

. . .

Common stock, $0.0001 par value; 400,000,000 shares authorized; 14,534,884 shares issued and outstanding at December 31, 2011 (including 11,592,577 shares subject to possible redemption) and 14,840,116 shares issued and outstanding at December 31, 2010 (including 11,640,520 shares subject to possible redemption).”

In addition, the Company will provide the following note immediately following its statement of changes in stockholders’ equity:

“11,592,577 and 11,640,520 shares of common stock subject to possible redemption at December 31, 2011 and 2010, respectively, are included in the above presentation of total shares issued and outstanding.”

Supplemental Response to Prior Comment 7

As previously discussed, if the Company is unable to consummate an initial business combination within 21 months from the closing of its initial public offering, under the Company’s amended and restated certificate of incorporation, the Company is required to cease all operations except for the purpose of winding up, redeem all of its 12,500,000 public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest less franchise and income taxes payable and less up to $100,000 of such net interest to pay dissolution expenses, divided by the number of then outstanding public shares, and as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate.

Alternatively, upon the consummation of the Company’s initial business combination, its public stockholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account, including interest less franchise and income taxes payable, divided by the number of then outstanding public shares, subject to the limitation that no redemptions will take place if all of the requested redemptions would cause the Company’s net tangible assets to be less than $5,000,001.

The accounting for the Company’s issuance of public common shares follows the guidance prescribed in ASC 480 “Distinguishing Liabilities from Equity” and Rule 5-02(27) of Regulation S-X. Rule 5.02(27) requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all equity securities, do not result in a security being classified outside of permanent equity.

Accordingly, only that number of public shares which, if redeemed for a pro rata portion of the trust account, would not cause Company to have net tangible assets of less than $5,000,001 will be classified outside of permanent equity as these shares and their related obligation represent the extent these public shares can be redeemed and the business continue in existence.

* * *

Securities and Exchange Commission
July 13, 2012

Please contact the undersigned at 212.547.5336 if you have any questions or additional comments.

Very truly yours,

/s/ Joel Rubinstein

Joel Rubinstein

cc:	Lisa Etheredge

Jeanne Baker
United States Securities and Exchange Commission

David Fiorentino JWC Acquisition Corp.